                                                     January 23, 2009

VIA FAX AND EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and
  Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C.  20549

Re:	LEAF Equipment Leasing Income Fund III, L.P. (the “Registrant”)
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Filed August 14, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed November 19, 2008
File No. 333-137734

Dear Mr. O’Brien:

This letter sets forth the Registrant’s responses to the comments of the Staff in its comment letter dated December 15, 2008 (the “Comment Letter”).  For your convenience, the comments provided by the Staff have been repeated in italics exactly as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.
We note in your Form 10-Q for the quarter ended September 30, 2008, you discuss how your provision for credit losses has increased due to the growth in the size of their portfolio as well as the worsening of general economic conditions. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the lower market-wide demand and its current and expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on your customers, your lease portfolio, expected trends, management’s responses for managing these events, potential future actions by management and other detailed information such as how you are able to increase your net investment in your lease portfolio in spite of the economic downturn.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your current debt instruments and related covenants compliance.  In your response to this letter, please provide a detailed description of proposed future disclosure.

Response:  The Registrant will provide the additional disclosures in future filings, commencing with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  Specifically, the Registrant will augment current disclosures as follows in the sections of Management’s Discussion and Analysis as noted below.  The following proposed language will be amended, as needed, to reflect events occurring between the date of this letter and the filing of the Form 10-K for the year ended December 31, 2008.

Expanded Overview Language:

The current economic recession in the United States has impacted our business in several areas. It has negatively impacted our operations as a result of higher delinquencies.  We focus on financing equipment used by the small to mid-size business market, including computers, copiers, office furniture, water filtration systems, machinery used in manufacturing and construction, medical equipment and telecommunications equipment.  The general economic slowdown in our customers’ business has made and may make it more difficult for them to make payments on their financings to us in a timely manner, resulting in higher delinquencies.

We manage our risk by adhering to strict credit policies and procedures, and closely monitoring our receivables. Our General Partner, the servicer of our leases and notes, has responded to current negative economic conditions by increasing its employee headcount in its collection department and has implemented earlier intervention techniques in collection procedures.  In the originations area, our General Partner has increased credit standards and limited exposures to certain industries, geographic locations and equipment types.  Because of the scarcity of available credit to small businesses, we have been able to increase credit standards without sacrificing volume or the rate we charge on our leases and loans.

Expanded Finance Receivables and Asset Quality Language:

We manage our risk by adhering to strict credit policies and procedures, and closely monitoring our receivables. Our General Partner, the servicer of our leases and notes, has responded to current negative economic conditions by increasing its employee headcount in its collection department and has implemented earlier intervention techniques in collection procedures.  In the originations area, our General Partner has increased credit standards and limited exposures to certain industries, geographic locations and equipment types.  Because of the scarcity of available credit to small businesses we have been able to increase credit standards without sacrificing volume or the rate we charge on our leases and loans.

Our allowance for credit losses is our estimate of losses inherent in our commercial finance receivables. The allowance is based on factors which include our historical loss experience on equipment finance portfolios we manage, an analysis of contractual delinquencies, economic conditions and trends and equipment finance portfolio characteristics, adjusted for recoveries.  In evaluating historic performance, we perform a migration analysis, which estimates the likelihood that an account progresses through delinquency stages to ultimate write off.  Our policy is to charge off to the allowance those financings which are in default and for which management has determined the probability of collection to be remote.  Substantially all of our assets are collateral for our debt and therefore significantly greater delinquencies than anticipated will have an adverse impact on our cash flow and distributions to our partners.

The current economic recession in the United States has negatively impacted, and may continue to impact, our operations as a result of higher delinquencies.  The equipment we finance includes computers, copiers, office furniture, water filtration systems, machinery used in manufacturing and construction, medical equipment and telecommunications equipment.  We focus on financing equipment used by small to mid-size business market. The general economic slowdown in our customers’ business will make it more difficult for them to make payment on their financing to us on a timely basis, resulting in high delinquencies.

Our net write-offs increased in 2008 compared to 2007 due to the growth in size and the aging of the portfolio as well as the worsening of general economic conditions and the current credit crisis

Expanded Liquidity Language:

The events occurring in the credit markets could impact our liquidity, particularly our ability to obtain debt financing needed to execute our investment strategies.  Specifically, we rely on both revolving and term debt facilities to fund our acquisitions of equipment financings. If our banks do not renew a revolving facility upon maturity, the debt facility converts to a term facility and we are not able to borrow additional amounts under the line of credit.  A term debt facility is a loan that is repaid over a period of time.  If we are unable to obtain new debt that will allow us to invest the repayments of existing leases and loans into new investments, our business will be constrained.

To date, we have been successful at obtaining new debt financing and either extending or refinancing our credit facilities prior to their maturities; however, there can be no assurance that will be able to continue to do so.  We continue to seek additional sources of financing, including expanded bank financing and use of joint venture strategies, that will enable us to originate investments and generate income while preserving capital.  We expect that future financings may be at higher interest rates with lower leverage.  As a result, our profitability may be negatively impacted if we are unable to increase our lease and loan rates to offset increases in borrowing rates.

We use debt to acquire leases and loans.  Repayment of our debt is based on the payments we receive from our customers.  If a lease or loan becomes delinquent we must repay our lender, even though our customer has not paid us.  Higher than expected lease and loan defaults will result in greater demands on our liquidity.

We are subject to certain financial covenants related to our debt facilities. These covenants are related to such things as minimum tangible net worth, maximum leverage ratios and portfolio delinquency.    The minimum tangible net worth covenants measure our equity adjusted for intangibles and amounts due to our General Partner.  The maximum leverage covenants restrict the amount we can borrow based on a ratio of our total debt compared to our net worth.  The portfolio performance covenants provide that we would be in default if a percentage of our portfolio of leases and loans are delinquent in payment beyond acceptable grace periods.

In addition, our debt facilities include financial covenants covering affiliated entities responsible for servicing our portfolio.  These covenants exist to provide the lender’s information about the financial viability of the entities that service our portfolio. These entities include RAI, LEAF and certain other affiliates involved in the sourcing and servicing of our portfolio. These covenants are similar in nature to our covenants and are related to such things as the entity’s minimum tangible net worth, maximum leverage ratios, managed portfolio delinquency and compliance of the debt terms of all LEAF managed entities.

As of September 30, 2008, we are in compliance with all such covenants under our various debt agreements.

If we do not meet the requirements of the covenants in the future, a default could occur that would have an adverse effect on our operations and could force us to liquidate our portfolio.  If required, a sale of a portfolio could be at prices lower than its carrying value, which could result in losses and reduced income.

The Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 231-7087.

Very truly yours,

Leaf Equipment Leasing Income Fund III, L.P.

By: LEAF Asset Management, LLC

/s/ Robert K. Moskovitz

Robert K. Moskovitz
Chief Financial Officer

cc: Tracey McKoy, SEC Division of Corporate Finance